

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via E-mail
Chin Yung Kong
China Xibolun Technology Holdings Corporation
No.587, 15th Road, 3rd Avenue,
Binhai Industrial Park, Eco & Tech Development Zone,
Wenzhou, China
Postal Code: 325088

     Re: China Xibolun Technology Holdings Corporation
               Form 10-K for the fiscal year ended April 30, 2012
               Filed July 25, 2012
               File No. 000-54539

Dear Mr. Kong:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Tom Kluck

               Tom Kluck
               Branch Chief

cc: Man Yam, Esq.
        Bernard & Yam, LLP